UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number: 333-217512

MacDonald, Dettwiler and Associates Ltd.

(Exact Name of Registrant as specified in its charter)

One Embarcadero Center, Suite 500

San Francisco, California 94111

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

The following document is being submitted herewith:

•	Press Release dated July 12, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACDONALD, DETTWILER AND ASSOCIATES LTD.

Date: July 13, 2017	By:	/s/ Howard L. Lance
Name: Howard L. Lance
Title: President and Chief Executive Officer

MDA and DigitalGlobe Provide Update on Merger

SAN FRANCISCO and WESTMINSTER, CO, July 12, 2017 /CNW/ - MacDonald, Dettwiler and Associates Ltd. (“MDA”) (TSX: MDA) and DigitalGlobe, Inc. (“DigitalGlobe”) (NYSE: DGI) today provided several updates related to the status of the pending acquisition of DigitalGlobe by a wholly owned subsidiary of MDA.

MDA and DigitalGlobe have withdrawn and re-filed their joint voluntary notice to the Committee on Foreign Investment in the United States (“CFIUS”) to provide additional time for CFIUS to complete its consideration of the proposed merger. Upon acceptance of the re-filing, CFIUS will initiate a new 30-day review period. Additional information about the CFIUS review process can be found in the amended registration statement on Form F-4 filed by MDA with the U.S. Securities and Exchange Commission (“SEC”) on June 2, 2017, which contains a proxy statement of DigitalGlobe and a prospectus of MDA, and MDA’s management information circular dated June 21, 2017, which is available on MDA’s SEDAR profile. MDA and DigitalGlobe believe that CFIUS will conclude its consideration of the transaction with no unresolved issues of national security.

MDA and DigitalGlobe are working diligently to satisfy all of the remaining closing conditions under the merger agreement. Meetings of shareholders to approve the transaction are scheduled for July 27, 2017. The companies now expect to close the merger during the current calendar quarter or shortly thereafter, subject to the aforementioned regulatory approval and customary closing conditions.

The combined company is committed to serving the U.S. Government, International Governments and its commercial customers as a mission-critical partner with an expanded portfolio of end-to-end space technology solutions expertise. As previously announced, DigitalGlobe will operate as a stand-alone division under SSL MDA Holdings, Inc., the MDA U.S. operating company subsidiary, and will remain headquartered in Westminster, Colorado. The combined company will continue to execute its U.S. Access Plan strategy, which includes incorporating the ultimate parent of DigitalGlobe in the U.S. by the end of 2019, subject to customary approvals.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Statements including words such as “may”, “will”, “could”, “should”, “would”, “plan”, “potential”, “intend”, “anticipate”, “believe”, “estimate” or “expect” and other words, terms and phrases of similar meaning are forward-looking statements. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements include, but are not limited to, statements as to MDA’s and DigitalGlobe’s managements’ expectations with respect to: the combined company’s plans, objectives, expectations and intentions; the ability of DigitalGlobe and MDA to obtain the requisite regulatory approvals and satisfy the remaining conditions to closing; the anticipated timing for the closing of the merger; and other statements that are not historical facts.

Forward-looking statements in this press release are based on certain key expectations and assumptions made by MDA and DigitalGlobe, including expectations and assumptions concerning: the receipt, in a timely manner, of regulatory, stock exchange, shareholder and other third party approvals in respect of the transaction; satisfaction of other closing conditions; consummation of financing related to the transaction; and the belief that the merger poses no threat to the national security of the United States. Although management of MDA and DigitalGlobe believe that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because MDA and DigitalGlobe can give no assurance that they will prove to be correct.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. Some of the key risks and uncertainties include, but are not limited to: changes in government priorities, mandates, policies, funding levels, contracts and regulations, including the grant and maintenance of security clearances, loss or reduction in scope of any of our primary contracts, or decisions by customers not to exercise renewal options; growth in the businesses of our customers and the ability of our customers to develop new services; inherent risks of performance on firm fixed price construction contracts and termination of contracts by customers for convenience; decrease in demand for our products and services; failure to maintain technological advances and offer new products to retain customers and market position; reliance on a limited number of vendors to provide certain key products or services to us; breach of our system security measures or loss of our secure facility clearance and accreditation; the loss or damage to any of our satellites; delays in the construction and launch of any of our satellites or our ability to achieve and maintain full operational capacity of all our satellites; potential for product liability or the occurrence of defects in products or systems and resulting loss of revenue and harm to our reputation; detrimental reliance on third parties for data; interruption or failure of our ground systems and other infrastructure; increased competition that may reduce our market share or cause us to lower our prices; changes in political or economic conditions, including fluctuations in the value of foreign currencies, interest rates, energy and commodity prices, trade laws and the effects of governmental initiatives to manage economic conditions; our ability to recruit, hire or retain key employees or a highly skilled and diverse workforce; potential for work stoppages; failure to obtain or maintain required regulatory approvals and licenses; failure to comply with environmental regulations; and changes in U.S., Canadian or foreign law or regulation that may limit our ability to distribute our products and services. There are also risks that are inherent in the nature of the pending merger transaction, including: failure to realize anticipated synergies or cost savings; risks regarding the integration of the two companies; and failure to obtain any required regulatory and other approvals (or to do so in a timely manner). The anticipated timeline for completion of the transaction may change for a number of reasons, including the inability to secure necessary regulatory, stock exchange or other approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the transaction. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this press release concerning the timing of the transaction. Additional information concerning these and other risk factors can be found in MDA’s filings with Canadian securities regulatory authorities, which are available online under MDA’s profile at www.sedar.com or on MDA’s website at www.mdacorporation.com, and in DigitalGlobe’s filings with the SEC, including Item 1A of DigitalGlobe’s Annual Report on Form 10-K for the year ended December 31, 2016.

The Forward-looking statements contained in this press release are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this release or other specified date and speak only as of such date. MDA and DigitalGlobe disclaim any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable securities legislation.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of DigitalGlobe, Inc. (“DigitalGlobe”) with a wholly owned subsidiary of MacDonald, Dettwiler and Associates Ltd. (“MDA”). In connection with the proposed merger, MDA has filed a registration statement on Form F-4 (333-217512) with the SEC, which has been declared effective by the SEC and includes a proxy statement of DigitalGlobe that also constitutes a prospectus of MDA. Each of MDA and DigitalGlobe may file other relevant documents with the SEC regarding the merger. MDA and DigitalGlobe have mailed the definitive proxy statement/prospectus to DigitalGlobe’s stockholders. The definitive proxy statement/prospectus contains important information about the proposed merger and related matters. STOCKHOLDERS OF DIGITALGLOBE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DIGITALGLOBE AND THE MERGER Stockholders are able to obtain copies of the proxy statement/prospectus and other relevant materials and any other documents filed with the SEC by DigitalGlobe for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by MDA also can be obtained free of charge on MDA’s corporate website at www.mdacorporation.com or by contacting MDA’s Investor Relations Department by telephone at (604) 331-2044 or by mail to MDA, Attention: Investor Relations Department, 1570-200 Burrard Street, Vancouver, BC V6C 3L6. Copies of the documents filed with the SEC by DigitalGlobe also can be obtained free of charge on DigitalGlobe’s corporate website at www.digitalglobe.com or by contacting DigitalGlobe’s Investor Relations Department by telephone at (303) 684-4000 or by mail to DigitalGlobe, Attention: Investor Relations Department, 1300 W. 120th Ave., Westminster, CO 80234.

In addition, in connection with the proposed merger, a management information circular of MDA, describing details of the transaction and other information, has been mailed to MDA’s shareholders. The management information circular contains important information about the proposed merger and related matters. SHAREHOLDERS OF MDA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH CANADIAN SECURITIES REGULATORY AUTHORITIES,

INCLUDING THE MANAGEMENT INFORMATION CIRCULAR, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT MDA AND THE MERGER. Additional information about MDA, including all relevant documents filed with Canadian securities regulatory authorities, can be found under its corporate profile on SEDAR at www.sedar.com or by contacting the contact above.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of proxies in connection with the proposed merger. However, DigitalGlobe, MDA and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from DigitalGlobe’s stockholders in respect of the proposed merger. Information about the directors and executive officers of DigitalGlobe, including their respective interests by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus mailed to DigitalGlobe stockholders in connection with the proposed merger. Additional information about DigitalGlobe’s directors and executive officers is also available in DigitalGlobe’s proxy statement for its 2017 annual meeting of stockholders filed with the SEC on May 1, 2017. Information about the directors and executive officers of MDA, including their respective interests by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus for the proposed merger and in the management information circular mailed by MDA to its shareholders. Additional information about MDA’s directors and executive officers is also available in the management proxy circular for MDA’s 2017 annual and special meeting of shareholders, which was filed on MDA’s SEDAR profile on June 22, 2017 and which is available at sedar.com. These documents can be obtained free of charge from the sources indicated above.

ABOUT MDA

MDA (TSX MDA), is a global communications and information company providing operational solutions to commercial and government organizations worldwide.

MDA’s business is focused on markets and customers with strong repeat business potential, primarily in the Communications sector and the Surveillance and Intelligence sector. In addition, the Company conducts a significant amount of advanced technology development.

MDA’s established global customer base is served by more than 4,800 employees operating from 15 locations in the United States, Canada, and internationally.

MacDonald, Dettwiler and Associates Ltd. (MDA) common shares trade on the Toronto Stock Exchange under the symbol “MDA.”

ABOUT SSL MDA HOLDINGS

SSL MDA Holdings, Inc., based in San Francisco, CA, is a wholly owned subsidiary of MacDonald, Dettwiler and Associates Ltd. and serves as the operating company for all MDA businesses.

ABOUT DIGITALGLOBE

DigitalGlobe is a leading global provider of high-resolution Earth-imagery products and services sourced from our own advanced satellite constellation and third-party providers. Our imagery solutions support a wide variety of users in defense and intelligence, civil agencies, mapping and analysis, environmental monitoring, oil and gas exploration, infrastructure management, Internet portals, and navigation technology. Each day users depend on us to better understand our changing planet in order to save lives, resources and time.

MDA CONTACTS

Investor Relations

Marissa Poratto

MDA Investor Relations

(604) 331-2044

mporatto@mdalimited.ca

Media relations (Canada):

Wendy Keyzer

MDA Media Relations

(604) 231-2743

wendy@mdacorporation.com

Media relations (United States):

Trevor R. Martin

Abernathy MacGregor

(415) 926-7961

trm@abmac.com

DIGITALGLOBE CONTACTS

Investor Relations

Fred Graffam

DigitalGlobe, Inc.

(303) 684-1692

ir@digitalglobe.com

Media Relations

Turner Brinton

DigitalGlobe, Inc.

(303) 684-4545

turner.brinton@digitalglobe.com

Eric Brielmann / Scott Bisang / Matthew Gross

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

SOURCE MacDonald, Dettwiler and Associates Ltd.

View original content: http://www.newswire.ca/en/releases/archive/July2017/12/c4362.html

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CO: MacDonald, Dettwiler and Associates Ltd.

CNW 21:46e 12-JUL-17